AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049321

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED
MAR 03 2015
WASH, D.C. 194 SECTION

| SEC FILE NUMBER |
|---|
| 8- 14145 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Main Street
(No. and Street)

Souderton (City) PA (State) 18964 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darren G. Johnson 215-721-2549
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103-2499 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





PB 3/4/15

## OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President
Title

Victoria A. Murphy 2/10/15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# UNIVEST INVESTMENTS, INC.

(A Wholly Owned Subsidiary of
Univest Corporation of Pennsylvania)

Financial Statements and
Supplementary Information

December 31, 2014

(With Report of Independent Registered
Public Accounting Firm Thereon)

## UNIVEST INVESTMENTS, INC.

### Table of Contents

**KPMG LLP**
1601 Market Street
Philadelphia, PA 19103-2499

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

We have audited the accompanying statement of financial condition of Univest Investments, Inc. as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
March 2, 2015

## UNIVEST INVESTMENTS, INC.

Statement of Financial Condition

At December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,194,089 |
| Investments at fair value | | 2,060,554 |
| Commissions receivable | | 359,805 |
| Investment advisory fees receivable | | 29,491 |
| Goodwill | | 4,253,778 |
| Other intangible assets | | 214,091 |
| Other assets | | 157,860 |
| Total assets | $ | 8,269,668 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities: | | |
| Accrued wages payable | $ | 224,274 |
| Accrued income taxes payable | | 570,328 |
| Other accrued expenses | | 10,919 |
| Total liabilities | | 805,521 |
| Stockholders' equity: | | |
| Common stock, $1 par value. Authorized 20,000 shares; issued and outstanding 2,000 shares | | 2,000 |
| Additional paid-in capital | | 5,487,490 |
| Retained earnings | | 1,974,657 |
| Total stockholders' equity | | 7,464,147 |
| Total liabilities and stockholders' equity | $ | 8,269,668 |

See accompanying notes to financial statements.

**UNIVEST INVESTMENTS, INC.**

Statement of Income

Year ended December 31, 2014

| | | |
|---|---|---|
| Revenue: | | |
| Commission income | $ | 5,227,208 |
| Investment advisory fee income | | 156,184 |
| Dividend income | | 306 |
| Total revenue | | 5,383,698 |
| Expenses: | | |
| Commissions | | 1,656,401 |
| Salaries | | 996,359 |
| Benefits | | 355,668 |
| Amortization of intangibles | | 107,046 |
| Other | | 533,657 |
| Total expenses | | 3,649,131 |
| Income before income tax expense | | 1,734,567 |
| Income tax expense | | 708,464 |
| Net income | $ | 1,026,103 |

See accompanying notes to financial statements.

**UNIVEST INVESTMENTS, INC.**

Statement of Changes in Stockholders' Equity

Year ended December 31, 2014

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total | |
|---|---|---|---|---|---|---|
| Balance at December 31, 2013 | $ | 2,000 | 5,487,490 | 4,948,554 | $ | 10,438,044 |
| Net income | | — | — | 1,026,103 | | 1,026,103 |
| Dividend to Parent | | — | — | (4,000,000) | | (4,000,000) |
| Balance at December 31, 2014 | $ | 2,000 | 5,487,490 | 1,974,657 | $ | 7,464,147 |

See accompanying notes to financial statements.

## UNIVEST INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2014

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,026,103 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 8,413 |
| Amortization of intangibles | | 107,046 |
| Deferred tax expense | | 34,704 |
| Decrease (increase) in: | | |
| Investments at fair value | | 2,998,694 |
| Commissions receivable | | 90,380 |
| Investment advisory fees receivable | | (11,656) |
| Other assets | | 12,594 |
| (Decrease) increase in: | | |
| Accrued wages payable | | (344,099) |
| Accrued taxes payable | | 373,051 |
| Other accrued expenses | | 5,026 |
| Net cash provided by operating activities | | 4,300,256 |
| Cash flows from investing activities: | | |
| Capital expenditures | | (14,324) |
| Net cash used in investing activities | | (14,324) |
| Cash flows from financing activities: | | |
| Dividend paid to Parent | | (4,000,000) |
| Net cash used in financing activities | | (4,000,000) |
| Net increase in cash | | 285,932 |
| Cash – beginning of year | | 908,157 |
| Cash – end of year | $ | 1,194,089 |
| Supplemental schedule of cash flows information: | | |
| Cash paid during the year for income taxes | $ | 300,709 |

See accompanying notes to financial statements.

(1) **Business Activity**

Univest Investments, Inc. (the Company), a wholly owned subsidiary of Univest Corporation of Pennsylvania (the Parent), is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Company's activities include brokerage, investment advisory, financial planning and retirement planning services. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation. The Company, located in Souderton, Pennsylvania, primarily services customers that reside in eastern Pennsylvania.

(2) **Summary of Significant Accounting Policies**

*(a)* ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from estimated amounts. Significant accounting estimates used in the preparation of the Company's financial statements include estimates related to the evaluation of goodwill and other intangible assets for impairment.

*(b)* ***Subsequent Events***

The Corporation has evaluated subsequent events for recognition and/or disclosure subsequent to period-end December 31, 2014 through March 2, 2015, which is the date these financial statements were available to be issued.

*(c)* ***Concentrations of Credit Risk***

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with a financial institution, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

*(d)* ***Securities Transactions and Revenue Recognition***

Securities and commodities transactions of the Company are recorded on a trade date basis with the resulting receivables and payables classified as amounts due to or from brokers and dealers. Commission income and expense related to customers' securities transactions are recorded on a trade date basis. The Company clears its securities transactions on a fully disclosed basis through Pershing (the clearing broker).

Investment advisory fee income represents financial planning servicing fees and is recognized over the period of time the service is provided.

*(e)* ***Investments at Fair Value***

The Company's investments at fair value consist of investments in money market mutual funds and are classified as Level 1 investments. Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Mutual funds are registered investment companies which are valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end.

*(f)* ***Furniture and Equipment***

All furniture and equipment is stated at cost. Depreciation is computed on a straight-line basis over estimated useful lives of three to ten years. Depreciation expense was $8,413 for 2014. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of income.

*(g)* ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate-return basis using the consolidated federal statutory rate. The Company files its own state tax returns. In accordance with the Parent's Intercompany Tax Sharing Agreement, the Company reimburses the Parent for all federal income taxes generated by the Company on income included in the Parent's consolidated federal income tax return. At December 31, 2014, the Company owed $509,238 to the Parent for federal income taxes.

*(h)* ***Goodwill and Other Intangible Assets***

The Company completed an annual impairment test for goodwill and other intangibles during the fourth quarter of 2014. Goodwill and identifiable intangible assets are also evaluated more frequently for impairment if events and circumstances indicate a possible impairment. Customer related intangibles are being amortized over their estimated useful lives of ten years. The Company employs general industry practices in evaluating the fair value of its goodwill and other intangible assets. A two-step impairment test is used. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. In Step 1, the fair value of the Company was determined by using a weighted average of the income and market approaches. Under the income approach, the Company measured fair value utilizing a net present value of cash flows of projected net income based on the compound annual growth rate of equity and a discount rate. The discount rate was calculated by utilizing the cost of equity and the cost of debt methods. Under the market approach, fair value was measured based on trading multiples of independent publicly traded entities of comparable sizes. The Company, being fee-based revenue dependent, believed that a heavier weighting on the income approach was warranted; and not being publicly traded, warranted less weighting on the market approach. The fair value that was calculated was compared to the carrying amount of the Company. The fair value of the Company exceeded its carrying amount, therefore, no impairment existed. If the fair value of the Company is less than its carrying amount, a Step 2 test is required to calculate and compare the fair value of the Company goodwill with the carrying amount of that goodwill. The valuation procedures applied in Step 2 are similar to those that would be performed upon an acquisition, with the Step 1 fair value representing a hypothetical reporting unit purchase price. If the implied fair value of goodwill is less than its carrying amount, impairment exists which requires an impairment charge to noninterest expense.

There was no impairment of goodwill or other identifiable intangible assets recorded during 2014. There can be no assurance that future impairment assessments or tests will not result in a charge to earnings.

*(i)* ***Recent Accounting Pronouncements***

In May 2014, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) regarding revenue from contracts with customers which clarifies the principles for recognizing revenue and develops a common standard for U.S. GAAP and International Financial Reporting Standards. The ASU establishes a core principle that would require an entity to identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. The ASU provides for improved disclosure requirements that require entities to disclose sufficient information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016, or January 1, 2017 for the Company. The Company is in the process of evaluating the impact

of the adoption of this guidance on its financial statements; however, it is anticipated the impact will be only related to timing.

## (3) Goodwill and Other Intangible Assets

Goodwill was $4,253,778 at December 31, 2014.

Other intangible assets at December 31, 2014 are comprised of the following:

| | Amortization period | | 2014 |
|---|---|---|---|
| Customer related intangibles | 10 years | $ | 1,177,502 |
| Less: accumulated amortization | | | (963,411) |
| Net carrying amount | | $ | 214,091 |

Amortization expense for the year ended December 31, 2014 was $107,046.

The estimated future amortization expense of other intangible assets for each of the succeeding fiscal years is as follows:

| | | |
|---|---|---|
| 2015 | | 85,637 |
| 2016 | | 64,228 |
| 2017 | | 42,818 |
| 2018 | | 21,408 |
| 2019 | | — |
| | $ | 214,091 |

## (4) Income Taxes

The components of income tax expense for 2014 consisted of the following:

| | | |
|---|---|---|
| Federal: | | |
| Current | $ | 509,238 |
| Deferred | | 25,932 |
| | | 535,170 |
| State: | | |
| Current | | 164,522 |
| Deferred | | 8,772 |
| | | 173,294 |
| Income tax expense | $ | 708,464 |

At December 31, 2014, the Company had no material unrecognized tax benefits, accrued interest, or penalties. Penalties are recorded in noninterest expense in the years they are anticipated, assessed and/or paid and are treated as a nondeductible expense for tax purposes. Interest is recorded in noninterest expense in the years it is anticipated, assessed and/or paid and is treated as a deductible expense for tax purposes. The Company had no penalties or interest in 2014.

At December 31, 2014, the consolidated federal income tax returns filed by the Parent for tax years 2011 through 2013 remain subject to federal examination as well as examination by state taxing jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred state taxes are combined with deferred federal taxes (net of the impact of deferred state tax on the deferred federal tax) and are shown in the table below by major category. A valuation allowance at December 31, 2014, is not considered necessary as management believes that it is more likely than not that such deferred tax assets will be realized.

The assets and liabilities giving rise to the Company's net deferred tax asset at December 31, 2014, are as follows:

| | | |
|---|---|---|
| Goodwill | $ | (204,198) |
| Other intangible assets | | 204,319 |
| Vacation accrual | | 13,797 |
| Other | | (3,422) |
| Net deferred tax assets | $ | 10,496 |

The net deferred tax asset is included in other assets in the statement of financial condition at December 31, 2014.

The provision for income taxes for the year ended December 31, 2014, includes federal taxes at an effective rate of 35% and state taxes at an effective rate of 6%.

## (5) Agreement with Clearing Broker

The Company has entered into an agreement with a clearing broker to execute securities transactions on behalf of its customers that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. Fees for clearing and other services were $121,381 for 2014. A portion of revenue reported by the Company for 2014 resulted from this relationship. At December 31, 2014, the receivable from the clearing broker was an immaterial amount.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2014, the Company did not incur any such expenses, and there was no such liability at December 31, 2014.

## (6) Related Party Transactions

The Parent and certain other affiliates provide administrative services, information systems support, internal audit services, and general support services. A management fee is paid to Univest Bank and Trust Co. for such services under service fee arrangements. The management fee expense was $158,880 for 2014 and is included in other expenses on the statement of income. At December 31, 2014, the Company had a noninterest bearing deposit account with Univest Bank and Trust Co. with a balance of $1,194,089.

## (7) Employee Benefits

Substantially all employees who were hired before December 8, 2009 are covered by a noncontributory retirement plan of the Parent. Employees hired on or after December 8, 2009 are not eligible to participate in the noncontributory retirement plan. Benefits under the cash balance plan accrue by crediting participants annually with an amount equal to a percentage of earnings in that year based on years of credited service as defined in the plan. All employees are covered by the 401(k)

deferred salary savings plan of the Parent. This plan is a qualified defined contribution plan and provides that the Company make matching contributions as defined by the plan. The 401(k) deferred salary savings plan expense was $52,266 for 2014.

**(8) Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,556,313 which was $1,502,612 in excess of its required minimum net capital of $53,701. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .51758 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

**(9) Legal Proceedings**

Management is not aware of any litigation that would have a material adverse effect on the Company's statement of financial condition or statement of income. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Company. In addition, there are no material proceedings pending or known to be threatened or contemplated against the Company by government authorities.

**(10) Commitments and Contingencies**

The Company has no material commitments or contingencies.

# SUPPLEMENTARY INFORMATION

Schedule I

# UNIVEST INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

At December 31, 2014

| | | |
|---|---|---|
| Total stockholders' equity | $ | 7,464,147 |
| Deduct nonallowable assets: | | |
| Goodwill | | 4,253,778 |
| Other intangible assets | | 214,091 |
| Other assets | | 1,398,754 |
| Total nonallowable assets | | 5,866,623 |
| Net capital before haircuts on security positions | | 1,597,524 |
| Haircuts on security positions | | 41,211 |
| Net capital | | 1,556,313 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required | | 53,701 |
| Excess net capital | $ | 1,502,612 |
| Net capital at 1,000% (net capital less 10% of aggregate indebtedness) | $ | 1,475,761 |
| Aggregate indebtedness | $ | 805,521 |
| Ratio of aggregate indebtedness to net capital | | .51758 to 1 |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS filing.

See accompanying report of independent registered public accounting firm.

**UNIVEST INVESTMENTS, INC.**

Statement Regarding Rule 15c3-3

At December 31, 2014

As an introducing broker, the Company is not required to present the schedules "Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession of Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of that Rule.

See accompanying report of independent registered public accounting firm.

Univest Investments, Inc.'s Exemption Report

Univest Investments, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from June 1 to December 31, 2014 except as described below:

During the period from June 1, 2014 through December 31, 2014, there were 91 instances where the Company did not promptly transmit customer funds and securities to the clearing broker-dealer by noon of the next business day following receipt from the customer in accordance with the exemption provisions.

Of the instances noted above, 80 were transmitted promptly by noon the next business day following receipt by the firm's representative in the field to the Office of Supervisory Jurisdiction. The Office of Supervisory Jurisdiction, in turn, promptly transmitted funds by noon the next business day following receipt to the clearing broker-dealer in accordance with our policies and procedures and which the firm believed was in compliance with the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) based on guidance confirmed by the designated examining authority.

Univest Investments, Inc.

I, Kevin Norris, swear (or ~~affirm~~) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: President, Univest Investments, Inc.

March 2, 2015



41 WEST BROAD STREET P.O. BOX 197 SOUDERTON, PA 18964-0197 P 215.721.2112 F 215.723.3136 WWW.UNIVEST.NET

KPMG

**KPMG LLP**
1601 Market Street
Philadelphia, PA 19103-2499

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Univest Investments, Inc.:

We have reviewed management's statements, included in the accompanying Univest Investments, Inc.'s Exemption Report (the Exemption Report), in which (1) Univest Investments, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions for the period from June 1, 2014 through December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Philadelphia, Pennsylvania
March 2, 2015

KPMG

**KPMG LLP**
1601 Market Street
Philadelphia, PA 19103

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors
Univest Investments, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Univest Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from FOCUS for the year ended December 31, 2014, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 2, 2015

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1897*********************MIXED AADC 220
014145 FINRA DEC
UNIVEST INVESTMENTS INC
14 N MAIN STREET
PO BOX 64197
SOUDERTON PA 18964-0197

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Darren Johnson 215-721-2549

2. A. General Assessment (item 2e from page 2) $ 11,737

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 6,242 )

7-21-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,495

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5.495

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,495

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Univest Investments Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 2nd day of February, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,383,698

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ~~(689,077)~~

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (689,077)

2d. SIPC Net Operating Revenues $ 4,694,621

2e. General Assessment @ .0025 $ 11,737

(to page 1, line 2.A.)